

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

August 21, 2008

Via U.S. Mail

Mr. W. Benjamin Garst, Jr.
Chief Executive Officer
St. Lawrence Energy Corp.
2370 Watson Court, Suite 110
Palo Alto, CA   94303

> **RE: St. Lawrence Energy Corp.**
> **Item 4.02 Form 8-K**
> **Filed August 7, 2008**
> **File No. 0-23266**

Dear Mr. Garst, Jr.:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief